CreXus Investment Corp.

c/o Annaly Capital Management Inc.

1211 Avenue of the Americas, Suite 2902

New York, New York 10036

May 24, 2013

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CreXus Investment Corp. (the “Registrant”)
Application for Withdrawal of
Registration Statement on Form S-8 (File No. 333-162223)

Ladies and Gentlemen:

On May 23, 2013, the Registrant was merged with a wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), and as a result of that merger, the Registrant no longer has any stockholders other than Annaly, and the Registrant has no intention to issue securities under Registration Statement on Form S-8, File No. 333-162223 (the “Registration Statement”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant is, by this letter, applying to withdraw the Registration Statement.

No securities were sold in connection with the offering of securities that is the subject of the Registration Statement.

We understand that the fee paid in connection with the Registration Statement will not be refunded.

If you have any questions with respect to this application, please contact Nicholas Singh at (212) 696-0100. Thank you for your assistance with this matter.

Very truly yours,

CreXus Investment Corp.

By:	/s/ Kevin Riordan
Name:	Kevin Riordan
Title:	President and Chief Executive Officer